Mail Stop 3561

May 21, 2009

Via Fax & U.S. Mail

Mr. Ulrich Michel
Chief Financial Officer
Chaussee de Wavre, 1789
1160 Brussels, Belgium

       Re: WABCO Holdings Inc.
              Form 10-K for the year ended December 31, 2008
              Filed February 24, 2009
              File No. 001-33332

Dear Mr. Michel:

       We have reviewed your response letter dated May 11, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

       Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Note 16. Related Party Transaction, page 72

1. We note from your response to our prior comment 12 that although you account for the equity investment in Sundaram-Clayton Ltd using the unaudited results of operations through December 31, 2008, you use the most recent year-end audited financial statements (i.e. March 31, 2008) for purposes of disclosing detailed footnote information contained in Note 16. In light of differences that may arise from doing so, we believe that you should expand your disclosures in future filings to discuss your use of different periods to account for investment under the equity method within your financial statements and for footnote disclosure purposes and the reasons thereof. Further, your revised disclosure should also identify the nature and amount of any differences between amounts used in accounting for the equity investment and those disclosed in Note 16. If the differences are not material, you should indicate that in your revised disclosure.

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You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters or Matthew Spitzer at (202) 551-3373 for any legal questions. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(011) 32 2 675 43 42